 TYPE: NT 10-Q
SEQUENCE: 1
DESCRIPTION: LATE FILING OF FORM 10-Q

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 12b-25

SEC FILE NUMBER 1-10228

NOTIFICATION OF LATE FILING

(Check One):	[ ] Form 10-K and Form 10-KSB [ } Form 20-F [ ] Form 11-K [X] Form 10-Q and Form 10-QSB [ ] Form N-SAR

For Period Ended: November 30, 1999

[_] Transition Report on Form 10-K
[_] Transition Report on Form 20-F
[_] Transition Report on Form 11-K
[_] Transition Report on Form 10-Q
[_] Transition Report on Form N-SAR

For the Transition Period Ended:

Read Attached Instruction Sheet Before Preparing Form. Please Print or Type.

NOTHING IN THIS FORM SHALL BE CONSTRUED TO IMPLY THAT THE COMMISSION HAS VERIFIED ANY INFORMATION CONTAINED HEREIN.

If the notification relates to a portion of the filing checked above, identify the Item(s) to which the notification relates:

Not applicable

PART I--REGISTRANT INFORMATION

Full Name of Registrant
Cabletron Systems, Inc.

Former Name if Applicable
Not applicable

Address of Principal Executive Office (Street and Number)
35 Industrial Way

City, State and Zip Code
Rochester, New Hampshire 03867

PART II--RULES 12b-25(b) AND (c)

If the subject report could not be filed without unreasonable effort or expense and the Registrant seeks relief pursuant to Rule 12b-25(b), the following should be completed. (Check box if appropriate)

|(a) The reasons described in reasonable detail in Part III of this form
| could not be eliminated without unreasonable effort or expense;

|(b) The subject annual report, semi-annual report, transition report
| on Form 10-K, Form 20-F, 11-K, or Form N-SAR, or portion thereof,
[X]| will be filed on or before the fifteenth calendar day following the
| prescribed due date; or the subject quarterly report or transition
| report on Form 10-Q, or portion thereof, will be filed on or before
| the fifth calendar day following the prescribed due date; and

|(c) The accountant's statement or other exhibit required by
Rule 12b-25(c) has been attached if applicable.

PART III--NARRATIVE

State below in reasonable detail the reasons why the Form 10-K and Form 10-KSB, 20-F, 11-K, 10-Q and Form 10-QSB, N-SAR, or the transition report or portion thereof, could not be filed within the prescribed time period. (ATTACH EXTRA SHEETS IF NEEDED )

As a result of Compaq Computer Corporation termination of its OEM agreement with the Company, the Company is in the process of resolving accounting issues related to this matter which effect the amount of Other Income and Deferred Revenue in this quarter. The Company has been unable to timely file its Quarterly Report on Form 10-Q without unreasonable effort and expense. The Company anticipates filing its Quarterly Report by the afternoon of Tuesday, January 18, 2000.

PART IV--OTHER INFORMATION

(1) Name and telephone number of person to contact in regard to this notification

David J. Kirkpatrick (Name)	(603) (Area Code)	332-9400 (Telephone Number)

(2) Have all other periodic reports required under Section 13 or 15(d) of the Securities Exchange Act of 1934 or Section 30 of the Investment Company Act of 1940 during the preceding 12 months or for such shorter period that the registrant was required to file such report(s) been filed? If the answer is no, identify report(s). [X] Yes [_] No

(3) Is it anticipated that any significant change in results of operations from the corresponding period for the last fiscal year will be reflected by the earnings statements to be included in the subject report or portion thereof? [ ] Yes [X] No

If so, attach an explanation of the anticipated change, both narratively and quantitatively, and, if appropriate, state the reasons why a reasonable estimate of the results cannot be made.

Cabletron Systems, Inc.
(Name of Registrant as Specified in Charter)

has caused this notification to be signed on its behalf by the undersigned hereunto duly authorized.

January 14, 2000 (Date)	By: /s/ David J. Kirkpatrick David J. Kirkpatrick Corporate Executive Vice President of Finance and Chief Financial Officer